                                 WESLEY JESSEN

                                 PRESS RELEASE

Contact:
     George Sard/David Reno/Tina Johnson
     Sard Verbinnen & Co.
     (212) 687-8080

        WESLEY JESSEN RESPONDS TO MISLEADING LETTER FROM BAUSCH & LOMB

                               ----------------

   DES PLAINES, IL, April 26, 2000--Wesley Jessen VisionCare, Inc. (NASDAQ:
WJCO), the world's leading manufacturer of specialty soft contact lenses, today responded to an inaccurate and misleading letter sent yesterday to Wesley Jessen by Bausch & Lomb's Chairman and CEO William M. Carpenter. The text of the Wesley Jessen response follows:

  Dear Mr. Carpenter,

     We have received your letter of April 25, 2000, which we believe deliberately mischaracterizes important facts to suit Bausch & Lomb's own purposes.

     First, you suggest that our Board of Directors has established a process to sell Wesley Jessen. No such process has been established and we have no obligations to Bausch & Lomb in this regard. Our obligation and intention is to protect our shareholders and enhance shareholder value, which does not mean selling Wesley Jessen to Bausch & Lomb on your terms.

     To this end, we rejected Bausch & Lomb's previous inadequate $34 per share offer for the Company and have invited Bausch & Lomb to present its best offer to the Wesley Jessen Board of Directors. Bausch & Lomb has not yet done so. Again, we invite Bausch & Lomb to present its best offer, which our Board will review on a timely basis, fully aware of its fiduciary duties to Wesley Jessen's shareholders.

     Second, as Bausch & Lomb and its advisors have previously been informed, our Board did not adopt the draft severance plan you refer to in your letter. We have adopted a plan to incentivize our executives to continue working through this period of instability and to ensure that they are focused on managing the Company for the benefit of our shareholders. That plan provides total "single trigger" severance payments following a change of control of only $4.4 million, not the $50 million referred to in your letter. Any additional severance payments would only be required if Wesley Jessen executives are terminated by an acquiring party after a change of control. These severance provisions are entirely consistent with the types of plans typically adopted by publicly traded corporations.

     Finally, our Board is disappointed in Bausch & Lomb's publicly disclosing certain information in violation of our confidentiality agreement.

     Our Board is determined to create maximum value for Wesley Jessen's shareholders. If Bausch & Lomb has an improved proposal to make, we encourage it to do so.

                                          Sincerely,

                                          Kevin Ryan

   Wesley Jessen VisionCare, Inc. is the leading worldwide developer, manufacturer and marketer of specialty contact lenses. Its products include cosmetic lenses, which change or enhance the wearer's eye color, toric lenses, which correct astigmatism, and premium lenses, which offer value-added features such as protection from ultraviolet light.

                                     * * *

                          FORWARD-LOOKING STATEMENTS

   The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"). References made in the foregoing, in particular, statements regarding the proposed business combination between WJ and OSI are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals, the stockholders of either WJ or OSI fail to approve the business combination; costs related to the business combination; the risk that the WJ and OSI businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors relating to WJ's or OSI's business generally. WJ and OSI are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communications to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communications to the extent that they constitute soliciting materials.

   For a detailed discussion of these and other cautionary statements, please refer to WJ's filings with the Securities and Exchange Commission (the "Commission"), especially in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" sections of WJ's Form S-3 Registration Statement (Commission File No. 333-79293), which became effective in June 14, 1999. In addition, please refer to OSI's filings with the Commission, especially the information set forth under the heading "Factors That May Affect Future Results" in OSI's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 1999.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   A joint proxy statement/prospectus will be filed by Wesley Jessen VisionCare, Inc. ("WJ") and Ocular Sciences, Inc. ("OSI") with the Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by WJ and OSI with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by WJ may also be obtained for free from WJ by directing a request to Wesley Jessen VisionCare, Inc., 333 East Howard Avenue, Des Plaines, IL 60018, telephone: (847) 294-3000. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by OSI may be obtained for free from OSI by directing a request to Ocular Sciences, Inc., 475 Eccles Avenue, South San Francisco, California 94080, telephone: (650) 583-1400.

   WJ and its officers and directors may be deemed to be participants in the solicitation of proxies from WJ's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WJ's Current Report on Form 8-K/A, dated April 10, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from WJ at the address set forth above. OSI and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of OSI with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in OSI's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Commission on April 26, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the OSI at the address set forth above.

                                     # # #